UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Orbotech Ltd.

(Name of Issuer)

Common Stock, Par Value NIS 0.14 per Share

(Title of Class of Securities)

M75253100

 (CUSIP Number)

Anthony Reich, Ion Asset Management, 13th Floor, Building E, 89 Medinat Hayehudim Street, Herzliya, Israel.

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M75253100	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Jonathan Half
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,578,658
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,578,658
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,578,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.19%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M75253100	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON Stephen Levey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,578,658
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,578,658
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,578,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.19%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M75253100	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON Ion Asset Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,578,658
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,578,658
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,578,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.19%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO/IA

Page 5 of 7 Pages

Item 1.  Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the Common Stock of Orbotech Ltd., (the “Issuer” or the “Company”) and amends the Schedule 13D filed on April 2, 2014 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 thereto filed on May 20, 2014, Amendment No. 2 thereto filed on June 9, 2014, and Amendment No. 3 thereto filed on June 12, 2014 (the Original Schedule 13D, and as amended by such Amendments No. 1, No. 2, No. 3, and this Amendment No. 4, the “Schedule 13D”). The address of the Issuer’s principal executive offices is 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101, Israel.

This Amendment No. 4 is being filed by Ion Asset Management Ltd. (the “Management Company”), Jonathan Half, and Steven Levey (collectively, the “Reporting Persons”).

This Amendment No. 4 is being filed to amend Items 3, 4, and 5 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to reflect the following:

The Funds expended an aggregate of approximately $34,151,532 of their own investment capital to acquire the 2,578,658 shares held by them.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding thereto the following:

On June 27, 2014, The Management Company executed an agreement with Orbotech Ltd. regarding the topics disclosed in the Schedule 13D.  A copy of the June 27, 2014 agreement and Orbotech Ltd.’s press release is available in the Form 6-K furnished by the Issuer on June 30, 2014.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended to reflect the following:

(a)
As of the date of this Schedule 13D, the Reporting Persons beneficially own, in the aggregate, 2,578,658 shares of the Common Stock of the Issuer, held by the Funds, representing approximately 6.19% of the Issuer’s outstanding shares, based upon the 41,629,567 shares stated to be outstanding as of June 2, 2014 by the Issuer in the Form 6-K furnished to the Securities and Exchange Commission on June 5, 2014.

Item 5(b) of the Schedule 13D is amended to reflect the following:

(b)	Each of the Reporting Persons shares voting and dispositive power over the 2,578,658 shares of Common Stock.

Item 5(c) of the Schedule 13D is amended to reflect the following:

(c)	Set forth on Schedule I to this Amendment No. 4 are all transactions in the Common Stock of the Issuer effected since May 20, 2014 by the Reporting Persons.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: 30 June 2014	Ion Asset Management Ltd.

	By:	/s/ Jonathan Half /s/ Stephen Levey
Jonathan Half Stephen Levey
Director Director

Dated: 30 June 2014	By:	/s/ Jonathan Half
Jonathan Half

Dated: 30 June 2014	By:	/s/ Stephen Levey
Stephen Levey

Page 7 of 7 Pages

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares effected by a Reporting Person since May 20, 2014.  All transactions were purchases or sales of Shares effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share (U.S. $)
13-June-14	10,000	15.22